Investment Advisory Agreement

Calvert Asset Management Company, Inc.

The Calvert Fund

Schedule A

Amended _________, 2004

As compensation pursuant to Section 4 of the Investment Advisory Agreement between Calvert Asset Management Company, Inc. (the "Advisor") and The Calvert Fund dated March 1, 1999, the Advisor is entitled to receive an annual advisory fee (the "Fee") as shown below. The Fee shall be computed daily and payable monthly, based on the average daily net assets of a Fund.

TCF Income Fund                                            0.40% on first $2 billion

                                                                        0.375%   over $2 billion

TCF New Vision Small Cap Fund                    0.75%

TCF Calvert Short Duration Income Fund         0.35%

TCF Calvert Long Duration Income Fund         0.__%